June 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed
Linda Cvrkel
Taylor Beech
Erin Jaskot

Re:	B. Riley Principal 150 Merger Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed May 26, 2022
File No. 333-262047

Dear Ms. Beech:

On behalf of our client, B. Riley Principal 150 Merger Corp., a Delaware corporation (the “Company”), and as discussed with the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) via telephone call on June 10, 2022, we are submitting supplementally responses to the Staff’s comments contained in the Staff’s letter dated June 9, 2022 (the “Comment Letter”), with respect to the above-referenced Amendment No. 4 to the Registration Statement on Form S-4 filed on May 26, 2022 (the “Registration Statement”). We are also submitting supplementally in Annex A to this letter proposed marked copies of the pages of the Registration Statement reflecting revised disclosures responsive to the Staff’s comments. The Company intends to incorporate these changes into a future amendment to the Registration Statement.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page number references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed May 26, 2022

Background to the Business Combination, page 124

1.	Please discuss the potential impact on the transaction related to the resignation of Citigroup. For example, if Citigroup would have played a role in the closing, please revise to identify the party who will be filling Citigroup’s role.

Response: The Company respectfully advises the Staff that because Citigroup’s financial advisory services on the Business Combination were complete, FaZe believes that Citigroup’s resignation will not delay FaZe’s entry into the public market and FaZe does not expect to hire another financial advisor in connection with the Business Combination. In response to the Staff’s comment, as Annex A-1 to this letter, the Company is providing disclosure proposed to be included on page 90 of the Registration Statement.

United States Securities and Exchange Commission
June 13, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FaZe, page 208

2.	We note your revised disclosure on page 217 that the COVID-19 pandemic continues to impact your supply chain operations, causing delays in the production and transportation of your product for your consumer products business and you have seen an increase in inbound transportation and inbound freight costs. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company acknowledges the Staff’s comment and is providing as Annex A-2 to this letter disclosure proposed to be included on page 218 of the Registration Statement. The Company respectfully advises the Staff that COVID-19 related supply chain issues have not materially affected FaZe’s results of operations, capital resources, outlook or business goals, and further advises the Staff that from a sales, profits or liquidity perspective, such impact is marginal and immaterial. The primary impact has been on the amount of time it takes goods to reach FaZe’s customers, which at the peak of the pandemic was approximately 4-6 weeks longer than pre-pandemic. As noted in the corresponding proposed disclosure included as Annex A-2 to this letter, FaZe has also seen higher inbound transportation and inbound freight costs. However, in part because FaZe has been able to pass some or most of the increased costs along to its consumers, FaZe’s results of operations have not been materially impacted. Moreover, FaZe’s consumer products business is (and has historically been) largely driven by collaborations with other brands with whom FaZe agrees in advance upon either (a) a limited quantity of goods to be produced and sold, which typically sell out in a limited period of time, or (b) a revenue cap which similarly limits inventory risk. Therefore, the supply chain issues noted have not had, and are not expected to have in the future, a material impact on FaZe’s results of operations or capital resources, including sales, profits and liquidity. As a result, FaZe’s outlook and business goals have not been affected. Further, FaZe has begun to see reduced delays and expects supply chain costs and delivery times to return at or near pre-pandemic levels in the near-term.

FaZe’s Executive and Director Compensation, page 257

3.	Please disclose the amount of any payments or expected payments to Mr. Bajaj due to his resignation.

Response: In response to the Staff’s comment, the Company is providing as Annex A-4 to this letter disclosure proposed to be included on page 258 of the Registration Statement.

FaZe Clan Inc.

Notes to the Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020

2. Summary of Significant Accounting Policies

Revenue Recognition and Contract Balances, page F-74

4.	We note your response to comment 4. Please provide a more detailed analysis of the nature of the performance obligations to your customers specifically how much control you have over the content, and how you provide access to the content. Please explain whether the customer has the right to access the content throughout the license period per the guidance in ASC 606-10-55-58A. Also, discuss how you evaluated and concluded the customer’s access exists at only a point in time when the license is granted per paragraph ASC 606-10-55-58B.

Response: The Company respectfully informs the Staff that FaZe’s only performance obligation in this contract is to provide the right to use the content for generating advertising revenue to the customer. FaZe would also like to clarify to the Staff that the customer does not have the right to access the content throughout the license period, but rather has been granted the right to use the content in generating advertising revenues at the inception of the contract, and throughout the license period, as such, ASC 606-10-55-58A is not applicable. FaZe determined that this is a functional license and applies the concepts in ASC 606-10-55-58B to the contract, and evaluated the point in time at which it transfers the license to the customer under ASC 606-10-25-30. FaZe determined that it has transferred control of the content upon execution of the contract, which is the point in time in which (1) FaZe has a present right to payment, (2) the customer obtains the significant risks and rewards of ownership of the asset, with its ability to use the content to generate advertising revenue on YouTube, and (3) the customer has accepted the asset. As such, FaZe recognizes the contract amount at the point at which it has provided to the customer the right to use the content for generating advertising revenue, which is at the inception of the contract.

Additionally, in response to the Staff’s comment, the Company is providing as Annex A-3 to this letter disclosure proposed to be included on page 232 of the Registration Statement and FaZe is providing as Annex A-3 to this letter disclosure proposed to be included on page F-50 and F-75 of the Registration Statement.

United States Securities and Exchange Commission
June 13, 2022

5.	We note that you have entered into contracts to license certain content produced by your talent for which you have recognized revenues of $4.5 million in 2021 and $2.4 million in Q1 2022. It is unclear whether you had capitalized any of this content on your balance sheet as “content asset”. Please explain the impact of the license agreements to your content asset balance and expand your policy to discuss the rationale for the type of content that you are capitalizing and the type of content that is not capitalized. Tell us how you considered the guidance in ASC 926-20.

Response: The Company respectfully informs the Staff that the license agreements do not impact FaZe’s content asset balance under ASC 926-20 because FaZe did not incur production costs in relation to the production of this content. The Company respectfully refers the Staff to FaZe’s content asset policy in FaZe’s financial statements, which states that FaZe only capitalizes production costs for content that it produces and plans to broadcast on online video and streaming platforms. Since FaZe did not incur production costs on this content, FaZe has not capitalized any costs associated to the license agreements under ASC 926-20, in line with its stated policy in its financial statements.

General

6.	Please tell us whether Citigroup or any of its affiliates was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 133 regarding the summary of the financial analyses or the projected financial information of FaZe beginning on page 136. If Citigroup or any of its affiliates was involved in preparing this disclosure, please revise the risk factor on page 90 to describe their role in connection with the preparation of the registration statement and the valuation of FaZe and that they disclaim any liability in connection with such disclosure included in the registration statement.

Response: The Company respectfully informs the Staff that Citigroup and its affiliates were not responsible for the preparation of any disclosure that is included in the Registration Statement, or any materials underlying such disclosure. As financial advisor to FaZe, Citigroup assisted FaZe management by providing industry and market data, comparable company analysis and other information to help build out the FaZe Forecasts, using the estimates, assumptions, and input provided by FaZe management, and supported the preparation of the PIPE presentation at the direction of FaZe management. Citigroup did not prepare a valuation analysis of FaZe or an opinion in connection with the Business Combination. Citigroup was not responsible for the FaZe Forecasts. In response to the Staff’s comment, as Annex A-1 to this letter the Company is providing risk factor disclosure proposed to be included on page 90 of the Registration Statement.

7.	Please disclose whether Citigroup or any of its affiliates assisted in the preparation or review of any materials reviewed by the BRPM board of directors or management as part of their services to FaZe and whether Citigroup or any of its affiliates has withdrawn its association with those materials and notified BRPM of such disassociation. With respect to the PIPE presentation referenced on page 128, as well as any other materials reviewed by PIPE investors, please also disclose the role of Citigroup and its affiliates and discuss whether Citigroup or any of its affiliates has withdrawn its association with those materials and notified BRPM and the PIPE Investors of such disassociation.

Response: The Company respectfully informs the Staff that Citigroup and its affiliates were not responsible for the preparation of any disclosure made by FaZe to BRPM management or the BRPM Board. The BRPM Board did not receive any financial or valuation analyses conducted or prepared by Citigroup. The Company further respectfully informs the Staff that Citigroup’s former engagement was as financial advisor to FaZe and not as placement agent for the PIPE. Citigroup was not responsible for the materials provided to the PIPE Investors. To the knowledge of BRPM management and upon inquiry with the Placement Agent, Citigroup had no communications with the PIPE Investors.

8.	Please disclose what consideration the board gave to the information and discussions with Citigroup in light of its subsequent resignation and refusal to be associated with the transaction.

Response: The Company respectfully informs the Staff that there were no discussions between BRPM and Citigroup regarding its resignation other than Citigroup informing BRPM management of its decision to file the 11(b)(1) letter with the SEC. BRPM management did not consider Citigroup’s resignation to be material to the Business Combination and Citigroup’s resignation did not impact the BRPM Board’s analysis of, or its continued support of the Business Combination. In response to the Staff’s comment, as Annex A-1 to this letter the Company is providing disclosure proposed to be included on page 132 of the Registration Statement.

United States Securities and Exchange Commission
June 13, 2022

9.	Please provide us with any correspondence between Citigroup or any of its affiliates and FaZe relating to Citigroup’s resignation other than the Termination Letter, as well as any correspondence relating to the PIPE Investment between BRPM, potential PIPE Investors and/or Citigroup or any of its affiliates. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.

Response: The Company respectfully informs the Staff that there was no correspondence between Citigroup or any of its affiliates and FaZe relating to Citigroup’s resignation other than the Termination Letter. As indicated in the Company’s response to Comment No. 7, the Company further respectfully informs the Staff that Citigroup’s former engagement was as financial advisor to FaZe and not as placement agent for the PIPE. To the knowledge of BRPM management and upon inquiry with the Placement Agent, Citigroup had no communications with the PIPE Investors.

10.	Please provide us with the engagement letter between FaZe and Citigroup, as well as any other documentation associated with this transaction. Please disclose any ongoing obligations of the Company pursuant to the engagement letter and any other document that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on the Company in the registration statement.

Response: In response to the Staff’s comment, the Company has submitted the engagement letter between FaZe and Citigroup to the Staff via kiteworks secure file transfer and the Company is providing as Annex A-1 to this letter disclosure proposed to be included on page 90 of the Registration Statement.

11.	Please provide us with a letter from Citigroup stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Citigroup, and that they either agree or do not agree with the conclusions and the risks associated with such outcome. If Citigroup does not respond, please revise your disclosure to indicate that you have asked and not received a response and include disclosure about such fact and the risks to investors, including that there cannot be any inference drawn that Citigroup agrees with the disclosure in the prospectus and that investors should not put any reliance on the fact that Citigroup was involved with any aspect of the transaction. Additionally, please indicate that you will not speculate about the reasons Citigroup withdrew from its role as financial advisor and forfeited its fee after doing substantially all the work to earn its fee.

Response: The Company respectfully informs the Staff that FaZe requested a letter from Citigroup stating whether it agrees with the statements made in the proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree, and has not received a response. As requested by the Staff, the Company is providing as Annex A-1 to this letter disclosure proposed to be included on page 90 of the Registration Statement disclosing that FaZe has not received a response from Citigroup to its request for such letter and that, accordingly, no inference should be drawn that Citigroup agrees with the disclosure regarding its resignation. Further, in response to the Staff’s comment, the Company undertakes that it will not speculate in the Registration Statement or make any public statements about the reasons why Citigroup withdrew from its role as financial advisor and forfeited its fee after doing all of the work to earn its fee.

12.	Please revise your disclosure to highlight for investors that Citigroup’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that Citigroup has been previously involved with the transaction.

Response: The Company respectfully advises the Staff that, while Citigroup has disclaimed responsibility for the disclosure included in the proxy statement/prospectus, Citigroup has not informed the Company or FaZe that it does not wish to be associated with the disclosure or underlying business analysis related to the Business Combination. As requested by the Staff, the Company is providing as Annex A-1 to this letter disclosure proposed to be included on page 90 of the Registration Statement disclosing that Citigroup has disclaimed any responsibility for the disclosures made in the proxy statement/prospectus and cautioning investors not to rely on the fact that Citigroup was involved with any aspect of the Business Combination.

* * *

United States Securities and Exchange Commission
June 13, 2022

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Daniel Shribman, B. Riley Principal 150 Merger Corp.
Tammy Brandt, FaZe Clan Inc.
Skadden, Arps, Slate, Meagher & Flom LLP

United States Securities and Exchange Commission
June 13, 2022

Annex A-1

Proposed Disclosures Relating to Citibank’s Resignation

Risk Factors
Risks Related to the Business Combination, page 90

Citigroup, lead financial advisor to FaZe, was to be compensated in connection with the Business Combination. Citigroup resigned, waived such compensation and disclaimed any responsibility for this proxy statement/prospectus.

On May 20, 2022, FaZe received a letter from Citigroup, lead financial advisor to FaZe, resigning from its role as lead financial advisor to FaZe, waiving any of its entitlement to the payment of any fees and reimbursement of expenses and disclaiming any responsibility for this proxy statement/prospectus (the “Termination Letter”). Citigroup’s fee was agreed between FaZe and Citigroup in an engagement letter signed by the parties on July 12, 2021 (the “Engagement Letter”), and the payment was conditioned upon closing of the Business Combination. FaZe’s other financial advisors, Klein Group and EM (each as defined below), remain in their roles in connection with the Business Combination. In its Termination Letter, Citigroup did not give FaZe any reasons for its resignation and waiver of its fee after doing all of the work to earn its fees. There is no dispute among any of FaZe, Citigroup or BRPM with respect to Citigroup’s financial advisory services or its resignation. It is the understanding of both BRPM and FaZe that the SEC has received similar resignation letters from Citigroup and other investment banks in connection with other business combination transactions involving special purpose acquisition companies. Citigroup did not communicate to FaZe or BRPM the reasons leading to its resignation resulting in forfeiture of its fees after doing all of the work to earn its fees.

Citigroup was not responsible for the preparation of any disclosure that is included in this proxy statement/prospectus, or any materials underlying such disclosure, but assisted FaZe management with industry data and other industry and business information. As with all members of the transaction working group, Citigroup received drafts of the Registration Statement of which this proxy statement/prospectus forms a part. Additionally, Citigroup was not responsible for the preparation of any materials reviewed by the BRPM board of directors or management or materials related to the PIPE Investment, but assisted FaZe management with market data, comparable company analysis and other relevant information to help build the FaZe Forecasts, using the estimates, assumptions and input provided by FaZe management, and supported the preparation of the PIPE presentation, at the direction of FaZe management. None of Citigroup or any of its affiliates has informed FaZe or BRPM, or, to the knowledge of FaZe or BRPM, the PIPE Investors, that it has withdrawn its association with the materials in the immediately preceding sentence.

Because Citigroup’s financial advisory services on the Business Combination were ~~largely~~ complete, and Citigroup was not expected to play a role in the Closing, neither FaZe nor BRPM believes that Citigroup’s resignation will ~~not delay FaZe’s entry into the public market~~impact the consummation of the Business Combination, and FaZe has not hired, and does not expect to hire, another financial advisor (in addition to Klein Group and EM) in connection with the Business Combination. Nonetheless, it is possible that Citigroup’s resignation may adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is negatively impacted, an increased number of stockholders may vote against the proposed Business Combination or seek to redeem their Public Shares for cash, which could potentially impact BRPM’s ability to consummate the Business Combination. At the request of the staff of the Division of Corporation Finance of the SEC, FaZe requested that Citigroup provide a letter stating whether it agrees with the statements made in this proxy statement/prospectus related to its resignation, but FaZe has not received a response from Citigroup as of the date of this proxy statement/prospectus. Accordingly, Citigroup’s failure to respond should not be interpreted to mean that Citigroup agrees with this disclosure and no inference can be drawn to this effect. You are cautioned not to rely on the fact that Citigroup was involved with any aspect of the Business Combination.

Background to the Business Combination, page 132

On May 20, 2022, Citigroup advised FaZe that as of May 19, 2022, it resigned from its role as lead financial advisor to FaZe. In its Termination Letter, Citigroup did not give FaZe any reasons for its resignation and waiver of its fee. As is customary, certain provisions of the Engagement Letter survived Citigroup’s resignation. These provisions include FaZe’s obligation to indemnify Citigroup, its affiliates and their respective directors, officers, agents and employees and each other person controlling Citigroup or any of its affiliates from and against any losses or claims relating to or arising out of the engagement or any transaction or conduct in connection therewith, and for twelve months following Citigroup’s resignation, a right of first refusal for Citigroup to act as FaZe’s book-running lead managing underwriter, book-running lead arranger or exclusive placement agent in connection with any underwritten Rule 144A offering, public offering, or other financing that may be undertaken by FaZe. As financial advisor to FaZe, Citigroup assisted FaZe management by providing industry and market data, comparable company analysis and other information to help build out the FaZe Forecasts, using the estimates, assumptions, and input provided by FaZe management. Citigroup did not prepare a valuation analysis of FaZe or an opinion in connection with the Business Combination. Citigroup was not responsible for the FaZe Forecasts. Neither FaZe nor BRPM believes that Citigroup’s resignation will impact the consummation of the Business Combination, other than by reducing the aggregate advisory fees payable at the Closing. Citigroup’s resignation did not impact the BRPM Board’s analysis of or continued support of the Business Combination.

United States Securities and Exchange Commission
June 13, 2022

Annex A-2

Proposed Disclosures Relating to COVID Impact on FaZe’s Supply Chains

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FaZe
Key Factors Affecting Our Current and Future Results
COVID-19, page 217-218

COVID-19

We have continued to operate our business effectively throughout the COVID-19 pandemic. Our primary focus has been the safety and well-being of our employees and their families, as well as the continuation of our operations so that we can continue to serve our investors and those who have entrusted us with their capital. Our technology infrastructure has proven to be robust and capable of supporting our business as our business functions have been conducted primarily on a remote basis. We have leveraged technology to help ensure that our teams stay connected and productive and there continues to be frequent communication across all levels of our business. We have continued to actively communicate with our partners through videoconference, teleconference and email. Our board has continued to convene as needed. The COVID-19 pandemic caused us to modify our business practices by reducing costs related to employee travel and physical participation in activities, meetings, events, and conferences; however, these costs may increase in the future as pandemic restrictions are lifted. Specifically, we ordered all employees to work from home in March 2020. In July 2021, we allowed employees to come back to the office if they tested negative for COVID-19, and we commenced limited travel. Since then, we have had additional periods in which we have ordered employees to work from home due to either the prevalence of COVID-19 or our offices being used for content production.

Due to the COVID-19 pandemic, our operating results for the three months ended March 31, 2022 and 2021 as well as the year-ended December 31, 2020 and the year-ended December 31, 2021 may not be comparable to past and future periods. As a result of changed consumer behavior under COVID-19 lock-down orders, the already-growing online gaming and digital content industries saw a major uptick in video game usage, streaming viewership, content viewership, console sales, and more users on many gaming platforms. This helped further accelerate the pre-pandemic growth in popularity of our content creators and the FaZe content channels, and made the content we offer a bigger part of mainstream digital entertainment. On average, our content creators have seen an increase in viewership since the start of the pandemic and while still strong, viewership on FaZe’s YouTube channel and certain of FaZe’s talent YouTube channels is down from the highest levels experienced during pandemic stay-at-home measures. In addition to the boost we saw from changed consumer behavior under stay-at-home orders, being digitally-native allowed us to continue producing new content, interacting with our fans, and building our audience, as well as continuing to expand our brand relationships, despite the pandemic. For example, we secured important sponsorship deals at our brand level with DraftKings, McDonalds, and General Mills, among others, during the pandemic. The pandemic has presented, and continues to present, a period of accelerated interest in and growth of FaZe, and we expect that this interest and growth will continue as interest in Esports and digital content grows and more people learn about FaZe and become fans. Additionally, we expect that as the popularity of the FaZe brand continues to grow, we will continue to attract additional sponsorship deals at our brand level and further expand our fanbase.

Moreover, the fact that most of our products and services do not involve physical customer interaction may have provided us a competitive advantage during the COVID-19 pandemic, as customers can access most of our services and product offerings while social distancing or without any physical presence. If and when forms of in-person entertainment re-gain popularity, we may face increased competition and see drops in engagement as it relates to our content and brand sponsorship revenue streams. We also expect our Esports revenues to increase as government restrictions surrounding in-person events decrease.

The COVID-19 pandemic impacted ~~also continues to impact~~ our supply chain operations and continues to do so to a limited extent, causing some delays in the production and transportation of our product ~~for our consumer products business. We are experiencing supply chain delays, including delays in the receipt of our product at factories and at ports, and we have seen an increase in~~ and increased inbound transportation and inbound freight costs for our consumer products business. However, we have begun to see reduced delays and expect supply chain costs and delivery times to return at or near pre-pandemic levels in the near-term. Such COVID-19 related supply chain issues have not materially affected our results of operations, capital resources, outlook or business goals, and have had marginal and immaterial impact on our sales, profits and liquidity.

Additionally, ~~FaZe 1 launched in~~on May 11, 2022,~~; however,~~ FaZe paused production on FaZe 1 due to an outbreak of COVID-19, in accordance with FaZe’s and the CDC’s health and safety guidelines. Production ~~has recently~~ resumed on May 22, 2022 and the winner was announced on May 26, 2022.

We will continue to actively monitor the impact of the pandemic on our business and may take further actions to modify our practices accordingly.

United States Securities and Exchange Commission
June 13, 2022

Annex A-3

Proposed Disclosures Relating to FaZe’s Revenue Recognition

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FaZe
Critical Accounting Policies and Estimates
Timing of Recognition, (2) Content, page 233

(2) Content

Content revenue is variable and is earned when the visitor views or “clicks through” on the advertisement. We recognize revenue based on viewership reports, which we receive on a monthly basis. As described above, we recognize revenues on a gross basis. See “Principal vs. Agent Considerations.”

FaZe grants exclusive licenses to customers for certain content produced by FaZe talent. FaZe grants the customer a license to the intellectual property, which is the content and its use in generating advertising revenues, for a pre-determined period, for an amount paid by the customer upon execution of the contract. FaZe’s only performance obligation is to license the content for use in generating advertising revenues, and recognizes the full contract amount at the point at which FaZe provides the customer ~~access to~~the right to use the content, which is at the execution of the contract. FaZe has no further performance obligations under these types of contract and does not anticipate generating any additional revenue from these arrangements apart from the contract amount.

FaZe Clan, Inc.
Notes to the Condensed Consolidated Financial Statements (Unaudited) as of and for the Three Months Ended March 31, 2022 and 2021
2. Summary of Significant Accounting Policies
Revenue Recognition and Contract Balances
Content, page F-50

The Company generates and produces original content which we monetize through Google’s AdSense service. Revenue is variable and is earned when the visitor views or “clicks through” on the advertisement. The amount of revenue earned is reported to us monthly and is recognized upon receipt of the report of viewership activity. Payment terms and conditions vary, but payments are generally due within 30 to 45 days after the end of each month.

The Company grants exclusive licenses to customers for certain content produced by FaZe talent. The Company grants the customer a license to the intellectual property, which is the content and its use in generating advertising revenues, for a pre-determined period, for an amount paid by the customer upon execution of the contract. The Company’s only performance obligation is to license the content for use in generating advertising revenues, and recognizes the full contract amount at the point at which the Company provides the customer ~~access to~~the right to use the content, which is at the execution of the contract. The Company has no further performance obligations under these types of contract and does not anticipate generating any additional revenue from these arrangements apart from the contract amount.

FaZe Clan, Inc.
Notes to the Consolidated Financial Statements as of and for the Years Ended December 31, 2021 and 2020
2. Summary of Significant Accounting Policies
Revenue Recognition and Contract Balances
Content, page F-50

The Company generates and produces original content which we monetize through Google’s AdSense service. Revenue is variable and is earned when the visitor views or “clicks through” on the advertisement. The amount of revenue earned is reported to us monthly and is recognized upon receipt of the report of viewership activity. Payment terms and conditions vary, but payments are generally due within 30 to 45 days after the end of each month.

The Company grants exclusive licenses to customers for certain content produced by FaZe talent. The Company grants the customer a license to the intellectual property, which is the content and its use in generating advertising revenues, for a pre-determined period, for an amount paid by the customer upon execution of the contract. The Company’s only performance obligation is to license the content for use in generating advertising revenues, and recognizes the full contract amount at the point at which the Company provides the customer ~~access to~~ the right to use the content, which is at the execution of the contract. The Company has no further performance obligations under these types of contract and does not anticipate generating any additional revenue from these arrangements apart from the contract amount.

United States Securities and Exchange Commission
June 13, 2022

Annex A-4

Proposed Disclosures Relating to Amit Bajaj’s Termination

FaZe’s Executive and Director Compensation
Overview, page 258

Overview

[…]

The FaZe Board and the FaZe Compensation Committee, with input from its Chief Executive Officer, has historically determined the compensation for FaZe’s named executive officers. FaZe’s named executive officers for the year ended December 31, 2021 are: (i) Lee Trink, Chief Executive Officer; (ii) Amit Bajaj, former Chief Financial Officer; and (iii) Kainoa Henry, Chief Strategy Officer. In May 2022, Mr. Bajaj resigned for personal reasons and not as a result of any disagreement with FaZe regarding its presentation of financial results or otherwise and will not be an executive officer of New FaZe. In connection with his resignation, FaZe and Mr. Bajaj entered into a separation and release agreement, which provides for (i) the continued payment of base salary through October 31, 2022, (ii) a transaction bonus of $175,000, which will vest and be paid to Mr. Bajaj upon the closing of the Business Combination, (iii) continued vesting of certain FaZe Options, and (iv) a release of claims in favor of FaZe.